

Harbor Funds

November 6, 2014

**VIA ELECTRONIC TRANSMISSION**

**Office of Applications and Report Services**
**Securities and Exchange Commission**
**100 F Street, N.E.**
**Washington, D.C. 20549**

**Re: Civil Action Documents Filed with Respect to Harbor Funds (File No. 811-04676)**

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Funds, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the order granting plaintiff Ruth Tumpowsky's motion for a finding of relatedness of the complaint filed by Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager, and Harbor International Fund, as the nominal defendant (Case No. 1:14-cv-00789), and the complaint filed by Ruth Tumpowsky against Harbor Capital Advisors, Inc. as the investment manager, in the United States District Court for the Northern District of Illinois (Case No. 1:14-cv-07210).

If you have any questions regarding this filing, please contact me at 312-443-4420.

Sincerely,

Charles F. McCain, Esq.
Chief Compliance Officer

Cc: David G. Van Hooser
Anmarie S. Kolinski
Erik D. Ojala, Esq.
*Harbor Funds*

P.O. Box 804660 | Chicago, Illinois 60680-4108
800-422-1050 | www.harborfunds.com
Distributed by Harbor Funds Distributors, Inc.

# UNITED STATES DISTRICT COURT
## FOR THE Northern District of Illinois − CM/ECF LIVE, Ver 6,1
### Eastern Division

Terrence Zehrer

                    Plaintiff,

v.

                                            Case No.: 1:14−cv−00789
                                              Honorable Joan H. Lefkow

Harbor Capital Advisors, Inc., et al.

                    Defendant.

## NOTIFICATION OF DOCKET ENTRY

This docket entry was made by the Clerk on Tuesday, November 4, 2014:

        MINUTE entry before the Honorable Joan H. Lefkow: Motion hearing held on 11/4/2014. Plaintiff Tumpowsky's motion for a finding of relatedness [69] is granted. Reassignment order for 14 C 7210 to follow shortly. Mailed notice(kef, )

**ATTENTION:** This notice is being sent pursuant to Rule 77(d) of the Federal Rules of Civil Procedure or Rule 49(c) of the Federal Rules of Criminal Procedure. It was generated by CM/ECF, the automated docketing system used to maintain the civil and criminal dockets of this District. If a minute order or other document is enclosed, please refer to it for additional information.

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